Exhibit 99.1

FOR IMMEDIATE RELEASE

GRUPO BANCO ESPIRITO SANTO 1Q2003 RESULTS (Unaudited)

LISBON – April 28, 2003 – Banco Espírito Santo (BES) today announced its first quarter 2003 results.

HIGHLIGHTS

Net income increased 9.9%, to euro 60.1 million. Annualized first quarter result corresponds to a ROE of 13.0%.

Fees and commissions grew 7.3%, based on continuous improvement of service quality, more than offsetting the decrease of Net Interest Income (2.9%).

Costs were contained within planned limits for the year, rising by 2.1%.

Provisions were significantly reinforced (euro 63.7 million), in line with a prudent risk coverage policy.

Credit growth was limited against a macroeconomic scenario of greater risk: customer credit (on-balance sheet) was up 3.6% while on-balance sheet customer funds rose by 10.9%, with a positive impact on the transformation ratio, which decreased from 117% to 109%.

Comfortable solvency levels: the solvency ratio remains way above recommended levels while the coverage of overdue loans remains high.

CONTACTS:	Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
+351 21 350 1713
www.bes.pt/ir

BES 1Q2003 Results	Lisbon, April 28, 2003

1.	ECONOMIC ENVIRONMENT

Economic activity in the first quarter of 2003 was conditioned by a climate of extreme uncertainty linked to the war in Iraq, and in particular to its unclear potential effects on an already weakened world economy. The main stock market indices reached the year’s low in the second week of March, just before the start of the war, while the price of Brent crude oil recorded a maximum of 34.9 dollars per barrel at the beginning of the same month.

In the United States GDP is thought to have grown at an annualized real rate of around 2% in the first three months of the year. Household spending registered zero growth in January and February, and consumer confidence reached the lowest level of the last 10 years in March. On the supply side, March also saw a contraction in both the industrial and the services sectors.

In the Euro Area, GDP is estimated to have posted flat growth in the first quarter. The economic activity in the Euro Area continued to be marked by very high unemployment (8.7% in February), restraining the confidence and spending of families. To address a feeble economic activity and given the lack of inflationary pressures in the medium term, the European Central Bank cut, in the beginning of March, its key interest rates by 25 basis points, bringing the Refi rate down to 2.5%. The slowing down of the economy in the Euro Area did not halt the rising trend of the single currency.

Faced with an adverse external situation, economic activity in Portugal continued to struggle under extremely difficult conditions. The Bank of Portugal’s coincident indicator for the first quarter dropped by 3.2% year-on-year, reflecting the overall negative trend of the construction, trade and industry sectors. The trend for rising unemployment persisted in the month of March, with 420 thousand unemployed registered in the Training and Employment Institute. The adjustment process of internal demand was thus pursued, with imports falling by 3.5% in January. Exports continued to recover, rising at a nominal rate of 5.1% in the first month of the year. On the equity market front, the PSI-20 index registered a drop of 8.9% between January and March.

BES 1Q2003 Results	Lisbon, April 28, 2003

2. ACTIVITY HIGHLIGHTS

The commercial strategy that underlies the activity developed by Group BES continues to show considerable dynamism in spite of the difficulties raised by a very tough macroeconomic environment. Total customer funds were up by 9.5% while customer loans, though slowing down, rose by 3.6% (8.7% if including securitized credit). Product innovation, fine-tuned segmentation and the continuous improvement of quality standards continued to be the key factors in the vigorous performance displayed.

MAIN BUSINESS VARIABLES

The moderate growth pace of credit also reflects the securitization operations carried out by the Group (one of consumer and leasing in the second quarter of 2002, and another of residential mortgages, in December of the same year).

BES 1Q2003 Results	Lisbon, April 28, 2003

The following chart shows the evolution of credit, including the impact of securitization:

•	Mortgage loans remained the most dynamic item overall (rising by 12.2%), which is quite noteworthy given the Government’s extinction of the subsidized credit regime;
•	Other loans to individuals, where selectivity criteria were tightened, decreased 3.0%;
•	Corporate lending rose by 8.3%, reflecting a slowdown against the end of 2002, when its growth rate was 10%.

Total customer funds increased by 9.5%. The performance of on-balance sheet customer funds was quite remarkable (+10.9%), particularly in terms of deposits, with an increase of euro 687 million, up by 4.2%. Off-balance sheet funds grew by 6.5%, despite a negative background that continued to condition the market. The subscription of domestic mutual funds and bancassurance products, up by respectively 38% and 16%, was decisive to this growth.

A sales forced motivated to attract more funds, combined with moderate credit growth, led to a fresh improvement in the transformation ratio, from 117% in March 2002 to 109% at the end of the first quarter of 2003.

BES 1Q2003 Results	Lisbon, April 28, 2003

3. RESULTS AND PROFITABILITY

Consolidated net profit reached euro 60.1 million, which corresponds to a year-on-year increase of 9.9% and a Return on Equity (ROE) of 13%, the same as achieved in full 2002.

INCOME STATEMENT

3.1 Net Interest Income

Declining interest rates, scarce liquidity, reduced consumer credit and the extinction of subsidized mortgage credit, all combined to condition strongly net interest income this quarter, as we predicted in the 2002 results release. Despite the difficulties presented by the current economic situation, the Board is already taking appropriate steps that should enable the Group’s net interest income to bounce back, while maintaining strict control over credit risk.

The net interest margin for the quarter was 2.12%, which compares with 2.27% in full 2002 and 2.25% in the first quarter of that year.

3.2 Fees and Commissions

Fees and commissions on customer services reached euro 100.8 million, a year-on-year rise of 7.3% that stemmed from the sphere of traditional products and the positive contribution of investment funds and cards, as well as project finance and structured finance businesses. A policy geared towards improved service quality and the launch of fresh initiatives aimed at reinforcing loyalty in the customer base were crucial contributors to the growth achieved.

BES 1Q2003 Results	Lisbon, April 28, 2003

3.3 Capital Markets Results

Following on previous actions, Group BES continued to seek opportunities linked to the evolution of interest rates. A selective use of fixed income instruments afforded new gains in financial operations before the beginning of the Iraq conflict, leading to the offset of the negative effects of a falling equity market as well as to reinforce Other Provisions.

3.4 Operating Costs

Operating costs were contained within planned limits, rising by 2.1%. Depreciation and amortization showed the highest growth, which is explained by the start of the depreciation period of the investments made in modernizing processes, the most significant being the new management information system (SIG), the Workflow and E-procurement.

The rationalization plan for 2003 is proceeding according to plan. There was a net reduction of 41 employees in the first quarter of the year. The objective for the full year remains at 250.

3.5 Provisioning

Provisions were reinforced by euro 63.7 million (14.8% YoY). Credit provisions stand significantly above minimum regulatory requirements. Provisions for country-risk and Fund for General Banking Risks contributed to the increase in provisions for other purposes.

3.6 Extraordinary Results and Other

The consequences of the current cycle of economic recession were felt in the “Extraordinary Results and Other” heading, where the euro 9.9 million increase adversely affected the income statement. This was mainly due to the amortization of extraordinary retirement charges and actuarial deviations in the pension plan.

BES 1Q2003 Results	Lisbon, April 28, 2003

3.7 Profitability

Return on assets (ROA) reached a good level compared to the previous year, even though positively influenced by the securitization operations. Return on equity (ROE), based on annualized results, points to a similar level as that achieved in full 2002.

PROFITABILITY

BES 1Q2003 Results	Lisbon, April 28, 2003

4. ASSET QUALITY AND FINANCIAL STRENGTH

Bearing in mind the adverse economic context, asset quality did not deteriorate significantly, emphasizing the Group’s capacity to manage credit risk.

In view of the difficult period which all economies, both domestic and international, are going through, provisions for credit were increased (euro 115 million) by an amount that exceeded the rise in overdue credit (euro 93 million).

The ratio of overdue loans over 90 days was 1.92%, while the coverage ratio remained at a high level (147% for overdue loans over 90 days and 129% for total overdue loans).

The solvency ratio remains at comfortable levels: 10.7% according to the Bank of Portugal’s rules (Dec 02: 10.7%) and 12.8% under the BIS criteria (Dec 02: 12.8%).

Debt rating (medium and long term) remains A1 as assigned by Moody’s, A- by Standard and Poor’s and A+ by FitchRatings.

BES 1Q2003 Results	Lisbon, April 28, 2003

5. PRODUCTIVITY

Group BES has achieved fresh improvements in its Cost to Income ratio, which decreased 2.7 p.p. versus the same period in the previous year.

Notwithstanding current economic difficulties, BES maintains the objective of reaching a cost to income ratio of 50% at the end of 2003, as well as the target set in terms of costs.

The remaining productivity indicators also improved significantly, in particular Operating Costs / Average Net Assets and Total Assets per Employee ratios.

PRODUCTIVITY

BES 1Q2003 Results	Lisbon, April 28, 2003

6. ELECTRONIC BANKING

The first quarter of 2003 continued to display a sharp increase in the number of users of BES’s Direct Channels, revealing the customers’ enhanced multi-channel oriented behavior in their relationship with the Bank.

At the end of the quarter, Banco Espírito Santo had 758,000 clients using its telephone banking service and 619,000 using its internet banking service for individuals, on the whole accounting for a penetration rate in BES’s retail customer base of 44.7%. The number of companies using the Bank’s internet banking service for corporate customers totaled 28,000 on the same date.

EVOLUTION OF BES DIRECT CHANNELS’ CLIENTS

	Users
	Mar 02	Mar 03	Growth

BES Directo	641,616	757,916	18%
BESnet	405,233	619,155	53%
BESnet Negócios	16,832	28,287	68%

BES 1Q2003 Results	Lisbon, April 28, 2003

7. INTERNATIONAL ACTIVITY

During this quarter, the operations carried out by the Investment Banking’s area of Project Finance, in Europe, as well as M&A area in Brazil deserve a note:

•	Metronet - 2nd and 3rd concessions for the London Underground’s Infrastructures operation;
•	Expansion of the Barcelona Underground– Concession for the transport of passengers through a surface rail line;
•	Combined-cycle power station at Rijmond (The Netherlands);
•	Tele Centro Oeste Celular, S.A. (Brazil) –Advisory to Brasilcel (PT/Telefónica joint venture)in the acquisition of TCO;
•	BBV Banco (Brazil) – Advisory on the acquisition of BBV Banco (BBVA subsidiary in Brazil) by Banco Bradesco.

The announcement of these operations totaling US$ 1.8 bn placed BES Investimento in the first place of M&A Transactions ranking in Brazil.

THE BOARD OF DIRECTORS

BES 1Q2003 Results	Lisbon, April 28, 2003

GRUPO BANCO ESPIRITO SANTO

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003

(Unaudited Figures)

	Mar 2002 (10^3 EUR)	Mar 2003 (10^3 EUR)
NET ASSETS		
Cash and deposits at Central Banks	767,556	704,987
Loans and advances to credit institutions repayable on demand	604,443	481,801
Other loans and advances to credit institutions	3,590,374	4,527,234
(Provisions)	(9,900)	(8,395)
Loans and advances to customers	25,051,316	25,953,623
(Provisions)	(318,975)	(375,498)
Bonds and other fixed income securities	4,839,179	4,435,266
(Provisions)	(74,901)	(87,937)
a) Issued by Government and Public entities	1,764,697	1,368,038
(Provisions)	(8,997)	(5,638)
b) Issued by other entities	3,067,396	3,055,131
(Provisions)	(65,904)	(82,299)
c) Own securities	7,086	12,097
Shares and other variable income securities	589,851	714,780
(Provisions)	(75,267)	(102,641)
Investments in associated companies	40,046	50,670
(Provisions)		(2,384)
Other investments	845,811	949,353
(Provisions)	(3,975)	(41,996)
Intangible assets	463,006	537,330
(Amortization)	(280,695)	(363,276)
Tangible assets	1,025,850	1,055,702
(Depreciation)	(594,635)	(638,400)
Treasury stock		4,639
Other debtors	538,223	477,457
(Depreciations)	(18,115)	(19,155)
Prepayments and accrued income	1,001,541	2,072,575
TOTAL NET ASSETS	37,980,733	40,325,735
LIABILITIES AND SHAREHOLDERS' EQUITY		
Amounts owed to credit institutions	7,056,756	7,350,694
a) Repayable on demand	347,640	336,806
b) With agreed maturity date	6,709,116	7,013,888
Amounts owed to customers	16,300,529	16,988,079
a) Savings accounts	2,532,138	2,226,471
b) Repayable on demand	6,037,541	6,815,701
c) With agreed maturity date	7,730,850	7,945,907
Debt securities	9,070,328	10,454,903
a) Outstanding Bonds	7,195,365	8,512,526
b) Other securities	1,874,963	1,942,377
Other liabilities	170,807	190,664
Accruals and deferred income	913,410	662,579
Provisions for liabilities and charges	337,370	413,627
a) Pension plan and equivalent charges	153	4,790
b) Other provisions	337,217	408,837
Provisions for general banking risks	61,271	18,251
Subordinated debt	1,455,685	1,694,615
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	64,736	80,977
Revaluation reserves		
Retained earnings	75,200	86,100
Minority interests	619,907	525,126
Consolidated net income for the period	54,734	60,120
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,980,733	40,325,735

BES 1Q2003 Results	Lisbon, April 28, 2003

GRUPO BANCO ESPIRITO SANTO

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AS AT MARCH 31, 2003

(Unaudited Figures)

	Mar 02 (10^3 EUR)	Mar 03 (10^3 EUR)
CREDIT		
Interest income	561,954	497,089
Income from securities	2,239	6,181
Commissions	83,659	86,353
Profits arising from trading activity	797,020	601,714
Write-back of provisions	49,445	53,402
Income arising from the equity method of consolidation	2,068	795
Other operating income	23,886	26,212
Extraordinary gains	11,239	3,278
Minority interests		
TOTAL CREDIT	1,531,510	1,275,024
DEBIT		
Interest expense	366,206	307,053
Commissions	13,655	11,773
Losses arising from trading activities	771,178	557,606
General administrative costs	143,620	143,284
a) Staff costs	81,291	78,992
b) Other administrative costs	62,329	64,292
Depreciation	31,429	35,380
Other operating expenses	2,297	2,371
Provisions for loan losses and other risks	104,778	116,568
Provisions for investments	170	531
Extraordinary losses	15,547	15,915
Income taxes	15,139	13,290
Other taxes	2,171	1,730
Losses arising from the equity method of consolidation		782
Minority interests	10,586	8,621
Consolidated net income for the period	54,734	60,120
TOTAL DEBIT	1,531,510	1,275,024

BES 1Q2003 Results	Lisbon, April 28, 2003

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements which include [targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations] and any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “may” or similar expressions or negatives thereof are or may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, regulations, and case law.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. [Certain of the factors that could affect actual results and developments are described in Banco Espírito Santo’s Annual Report and Form 20-F under the heading “Risk Factors”.]

Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

BES 1Q2003 Results	Lisbon, April 28, 2003